[Translation]

                                                                February 6, 2009

To Whom It May Concern:

                                     Company Name: TOYOTA MOTOR CORPORATION
                                     Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                          (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                     Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                          (Telephone Number: 0565-28-2121)

            Notice Concerning Amendments to the Forecasts for FY2009
            --------------------------------------------------------


Based on our recent business performance, we, TOYOTA MOTOR CORPORATION ("Toyota"), hereby announce the following amendments to the forecasts of consolidated and unconsolidated financial results for FY2009 (April 1, 2008 through March 31, 2009), previously announced on December 22, 2008, as follows:

1. Amendments to the forecasts of consolidated financial results for FY2009 (April 1, 2008 through March 31, 2009)

                                                           (Amount: billion yen)
------------------------ ---------- ----------- ---------------------- ---------
                                                    Income before
                                                    income taxes,
                                                  minority interest
                                                    and equity in
                            Net      Operating       earnings of         Net
                          revenues    income     affiliated companies   income
------------------------ ---------- ----------- ---------------------- ---------
Previous forecasts (A)    21,500.0      -150.0                  -50.0      50.0
------------------------ ---------- ----------- ---------------------- ---------
New forecasts (B)         21,000.0      -450.0                 -500.0    -350.0
------------------------ ---------- ----------- ---------------------- ---------
Amount changed
(B - A)                     -500.0      -300.0                 -450.0    -400.0
------------------------ ---------- ----------- ---------------------- ---------
% of change                  -2.3%           -                      -         -
------------------------ ---------- ----------- ---------------------- ---------
(Reference)
Actual results for        26,289.2     2,270.3                2,437.2   1,717.8
  FY2008
------------------------ ---------- ----------- ---------------------- ---------

2. Amendments to the forecasts of unconsolidated financial results for FY2009 (April 1, 2008 through March 31, 2009)

                                                           (Amount: billion yen)
------------------------ ---------- ----------- ---------------------- ---------
                            Net      Operating       Ordinary            Net
                          revenues    income          income            income
------------------------ ---------- ----------- ---------------------- ---------
Previous forecasts (A)     9,500.0      -220.0                  220.0     220.0
------------------------ ---------- ----------- ---------------------- ---------
New forecasts (B)          9,400.0      -250.0                  160.0      30.0
------------------------ ---------- ----------- ---------------------- ---------
Amount changed
(B - A)                     -100.0       -30.0                  -60.0    -190.0
------------------------ ---------- ----------- ---------------------- ---------
% of change                  -1.1%           -                 -27.3%    -86.4%
------------------------ ---------- ----------- ---------------------- ---------
(Reference)
Actual results for        12,079.2     1,108.6                1,580.6   1,138.1
  FY2008
------------------------ ---------- ----------- ---------------------- ---------


3.   Reasons for the Amendments

The forecasts of consolidated and unconsolidated financial results for FY2009 decreased from the previously announced forecasts due to revisions to our sales plan in response to the greater-than-expected contraction of the automotive market. The forecast of consolidated vehicle sales has also been revised to 7,320 thousand units from 7,540 thousand units, which is 220 thousand units less than presumed at the time of the previous announcement of the FY2009 forecasts.


     (Note) This notice contains forward-looking statements that reflect Toyota's forecasts for consolidated and unconsolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
               A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.